Thomas S. Harman

+1.202.373.6075

thomas.harman@morganlewis.com

VIA EDGAR

November 3, 2016

Keith Gregory

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen High Income 2020 Target Term Fund (File Nos. 333-212964 and 811-23051) (the “Fund”)

Dear Mr. Gregory:

This letter responds to comments you provided via telephone on September 1, 2016 to the Fund’s initial registration statement on Form N-2, which was filed on August 5, 2016 for the purpose of registering additional common shares of the Fund. This letter also responds to comments received via telephone from Ken Ellington on September 12, 2016.

The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence.

General

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Acknowledged.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Keith Gregory

November 3, 2016

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Fund expects to submit a request for no-action relief that would allow the Fund, under certain circumstances, to file post-effective amendments to its registration statement that would become effective automatically pursuant to Rule 486(b) under the Securities Act of 1933. The Fund expects the relief requested to be substantially similar to that obtained in Nuveen Municipal High Income Opportunity Fund et al., SEC Staff No-Action Letter (Nov. 9, 2010); Nuveen Select Quality Municipal Fund, Inc. et al., SEC Staff No-Action Letter (Nov. 9, 2010); and Nuveen Credit Strategies Income Fund et al., SEC Staff No-Action Letter (Nov. 7, 2014).

3.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: Confirmed.

4.	Comment: The disclosure indicates that the Fund will use derivatives. In describing the Fund’s strategies and risks with respect to derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: Acknowledged.

FACING SHEET

5.	Comment: Under “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table (as such table may be revised in a pre-effective amendment), please disclose the accurate number of shares being registered and revise the table accordingly. Please also confirm supplementally that this amount includes all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Keith Gregory

November 3, 2016

Response: The total number of shares being registered will be updated in the Fund’s next pre-effective amendment, and the table will be revised accordingly. Registrant notes that because the registration statement relates to a shelf offering of the Fund’s shares, no shares will be sold pursuant to an over-allotment option.

PROSPECTUS

Cover Page

6.	Comment: If applicable, please provide the information required by Item 1.1.g of Form N-2.

Response: Registrant has not included the table required by Item 1.1.g of Form N-2 because such information is not applicable to at-the-market offerings. Registrant notes that this is consistent with past practice and that a similar comment was withdrawn with respect to the registration statements on Form N-2 for the Nuveen AMT-Free Municipal Value Fund (File Nos. 333-211789 and 811-22253) and Nuveen Municipal High Income Opportunity Fund (File Nos. 333-211793 and 811-21449) after oral discussions with the staff in which the information in this response was provided.

7.	Comment: Please include bolded cover page language disclosing that because the investment advisory fee is based on Managed Assets (which include assets attributable to the Fund’s use of effective leverage), the advisors may have the potential to significantly inflate their investment advisory fees.

Response: Disclosure regarding the conflict of interest created by the Fund’s inclusion of certain types of leverage in the calculation of its advisory fee is made throughout the registration statement (Summary and Prospectus). Item 1 (Outside Front Cover) of Form N-2 does not require specific disclosure of a fund’s risks, rather an instruction that such information may be found in the prospectus. We believe to disclose only that risk on the Outside Cover Page and to further highlight such risk in bold would be potentially misleading to an investor who may improperly view it as the only and/or most significant risk of investing in the Fund. We therefore respectfully decline to make the requested change.

Registrant has, however, added the following sentence to its disclosure regarding the calculation of the Fund’s investment advisory fee in the Summary and Prospectus:

The Fund pays a management fee to NFALLC (which in turn pays a portion of its fee to the Fund’s sub-adviser, Nuveen Asset Management) based on a percentage of Managed Assets. Managed Assets include the proceeds

Keith Gregory

November 3, 2016

realized and managed from the Fund’s use of leverage as set forth in the Fund’s investment management agreement. Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s use of leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets. NFALLC and Nuveen Asset Management are responsible for using leverage to pursue the Fund’s investment objectives, and base their decision regarding whether and how much leverage to use for the Fund on their assessment of whether use of such leverage will advance the Fund’s investment objectives. However, the fact that a decision to increase the Fund’s leverage will have the effect, all other things being equal, of increasing Managed Assets and therefore NFALLC’s and Nuveen Asset Management’s fees means that NFALLC and Nuveen Asset Management may have a conflict of interest in determining whether to increase the Fund’s use of leverage. NFALLC and Nuveen Asset Management will seek to manage that potential conflict by only increasing the Fund’s use of leverage when they determine that such increase is in the Fund’s best interests and consistent with the Fund’s investment objective, and by periodically reviewing the Fund’s performance and use of leverage with the Fund’s Board of Trustees.

Cover Page (continued)

8.	Comment: Please confirm supplementally that the cross-reference to the Risk Factors section of the prospectus is at least as large as ten point modern type and at least two points leaded. See Item 1.1.j of Form N-2.

Response: Confirmed.

9.	Comment: Please explain why disclosure in this filing does not conform to disclosure in the registration statement on Form N-2 for the Nuveen High Income November 2021 Target Term Fund (File No. 333-205696).

Response: Registrant notes that the registration statement relates to the registration of a shelf offering, not an initial public offering, and that the cover page disclosure has been revised accordingly.

10.	Comment: Under “Portfolio Contents,” please disclose that securities rated below investment grade are commonly referred to as “junk bonds.”

Response: Registrant has added the following disclosure:

Below investment grade securities are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest

Keith Gregory

November 3, 2016

or dividends and repay principal, which implies higher price volatility and default risk than investment grade instruments of comparable terms and duration and are commonly referred to as “junk bonds.”

Cover Page (continued)

11.	Comment: Under “Portfolio Contents,” please reference that the Fund may invest up to 15% of its assets in bonds rated CCC+/CAA1 or lower.

Response: Registrant has made the requested change.

12.	Comment: Because the disclosure references speculative securities, please include a cross-reference in boldface type to the Prospectus discussion of factors that make the offering speculative or one of high risk. In that regard, please disclose in boldface type the risks of investing in junk bonds similar to the cover page disclosure of the Nuveen High Income November 2021 Target Term Fund.

Response: Registrant has added the following disclosure to the cover page:

Investing in the Fund’s Common Shares involves certain risks. The Fund’s anticipated exposure to below investment grade securities (or junk bonds) involves special risks, including an increased risk with respect to the issuer’s capacity to pay interest, dividends and repay principal. You could lose some or all of your investment. See “Risk Factors” beginning on page 44 of this prospectus. Certain of these risks are summarized in “Prospectus Summary—Special Risk Considerations” beginning on page 10 of this prospectus.

13.	Comment: Under “Portfolio Contents,” please consider disclosing some of the principal sectors in which the Fund may invest (e.g., many issuers in energy sector recently issued junk bonds).

Response: As is disclosed in the Fund’s registration statement, the Fund seeks to identify securities across diverse sectors that are undervalued or mispriced. As a result, the Fund’s sector allocation is dynamic and changes over time. To date, the Fund has not invested in any sector to an extent that warrants disclosure of that sector. Registrant believes that including such disclosure, particularly on the cover page, would be potentially misleading to an investor who may improperly view it as the only and/or the most significant sector in which the Fund invests. Registrant therefore respectfully declines to make the requested change.

Keith Gregory

November 3, 2016

Cover Page (continued)

14.	Comment: Under “Portfolio Contents,” please disclose the expected average maturity or duration of the Fund.

Response: The Fund does not have a policy to invest in securities of any particular duration or maturity and therefore believes no such disclosure is necessary. In addition, Registrant includes the following disclosure, which it believes is sufficient:

In seeking to return the target amount of $9.85 per share to investors on or about the Termination Date, the Fund intends to utilize various portfolio and cash flow management techniques, including setting aside a portion of its net investment income, possibly retaining gains and limiting the longest maturity of any holding to no later than May 1, 2021. The average maturity of the Fund’s holdings is generally expected to shorten as the Fund approaches its Termination Date, which may reduce interest rate risk over time but which may also reduce amounts otherwise available for distribution to shareholders. (emphasis added)

15.	Comment: In the bolded sentence under “Five-Year Term and Final Distribution,” for clarity, please specify that the Fund’s Original NAV was $9.85.

Response: Because “Original NAV” is defined in the first paragraph of the cover page as $9.85, Registrant respectfully declines to make the requested change.

Prospectus Summary - Fund Strategies, pages 1-2

16.	Comment: Please disclose in this section the Fund’s policies to invest, under normal circumstances, at least 80% of its Managed Assets in corporate debt securities, and separately at least 80% of its Managed Assets in securities that, at the time of investment, are rated below investment grade (BB+/Ba1 or lower) or are unrated but deemed equivalent by Nuveen Asset Management, LLC.

Response: Because these policies are disclosed on the next page of the Summary in the the section titled “Investment Policies,” Registrant respectfully declines to make the requested change. Registrant notes that the organization of this disclosure is similar to that in the registration statements of other closed-end funds that were recently declared effective. See, e.g., Nuveen High Income December 2019 Target Term Fund (File Nos. 333-209703 and 811-23141) (May 10, 2016); Nuveen High Income November 2021 Target Term Fund (File Nos. 333-205696 and 811-23075) (Aug. 23, 2016).

Keith Gregory

November 3, 2016

17.	Comment: Please revise the sentence that reads “Through its overall strategy, the Fund seeks to capitalize on the credit spread opportunity (measured by the difference between the yield of below investment grade debt and high grade debt securities having similar maturities) prevailing in the market and to further align the portfolio value during the wind-up period (the three to six month period preceding the Termination Date) with the Original NAV” in plain English.

Response: Registrant has revised the sentence as follows:

Through its overall strategy, the Fund seeks to capitalize on ~~the credit spread opportunity (measured by~~ the difference between the yield of below investment grade debt and high grade debt securities having similar maturities~~) prevailing~~ in the market and to ~~further~~ align the portfolio value during ~~the wind-up period (~~the three to six month period preceding the Termination Date~~)~~ with the Original NAV.

Prospectus Summary - Fund Strategies, pages 1-2 (continued)

18.	Comment: The Prospectus indicates that the Fund may use credit default swaps. Please confirm supplementally that if the Fund will write credit default swaps, it will segregate the full notional value of swaps to cover its obligation under the CDS.

Response: Confirmed.

19.	Comment: Please confirm whether the Fund will use total return swaps. If so, please confirm supplementally that the Fund will set aside an appropriate amount of assets to cover such total return swaps.

Response: Confirmed.

20.	Comment: Supplementally, please state how the Fund intends to value derivatives.

Response: Registrant will value derivatives at market/fair value for purposes of calculating compliance with the Fund’s investment policies to invest at least 80% of its Managed Assets in corporate debt securities, and separately at least 80% of its Managed Assets in securities that, at the time of investment, are rated below investment grade (BB+/Ba1 or lower) or are unrated but deemed equivalent by the subadviser.

Keith Gregory

November 3, 2016

Prospectus Summary - Portfolio Contents, pages 2-3

21.	Comment: In the first sentence of the first paragraph of this section, please delete the word “generally” or supplementally explain why use of that word is appropriate given the Fund’s strategies.

Response: Registrant has made the requested change.

22.	Comment: In the third sentence of the first paragraph, please specify the “other types” of debt instruments in which the Fund may invest.

Response: The sentence highlights that the Fund reserves the ability to invest in other types of debt instruments that, while not already enumerated within the sentence or in the two sentences preceding it, are described in detail throughout the remainder of the prospectus and SAI. Registrant believes that further discussion or enumeration of instruments in which the Fund may invest would inappropriately emphasize to an investor instruments that are less likely to be included to any material degree in the Fund’s portfolio. Registrant therefore believes that the sentence is sufficient and appropriate as written and respectfully declines to make the requested change.

Prospectus Summary - Portfolio Contents, pages 2-3 (continued)

23.	Comment: To the extent the use of credit default swaps constitutes a principal investment strategy of the Fund, please disclose their use in this section.

Response: To date, the Fund has not entered into any credit default swap agreements and does not expect to do so in any significant manner. As a result, the Fund believes that the current placement of its disclosure regarding credit default swaps (i.e., in the back half of the prospectus) is appropriate. Should the Fund increase its use of credit default swaps, it will re-examine the substance and placement of its disclosure, including whether the summary should include a discussion of such instruments.

24.	Comment: If the Fund intends to invest in contingent convertibles, please explain supplementally the extent to which the Fund will invest in such instruments. The staff may have additional comments after reviewing your response.

Response: The Fund does not currently invest in contingent convertibles, but it reserves the right to do so.

Keith Gregory

November 3, 2016

Prospectus Summary - Investment Policies, pages 3-4

25.	Comment: The staff notes that the Fund will not invest in defaulted securities or in the securities of an issuer that is in bankruptcy or insolvency proceedings. Please confirm whether the Fund may invest in distressed securities.

Response: Confirmed. As is disclosed in Five-Year Term Risk and Defaulted and Distressed Securities Risk, the Fund may invest in distressed securities.

Prospectus Summary - Special Risk Considerations, pages 10-20

26.	Comment: Please include the following risks (described in the Risk Factors section of the prospectus) in the Prospectus Summary: issuer credit risk, tax risk, borrowing risk, unrated securities risk, inflation risk, and deflation risk. Please also consider including, here and elsewhere, disclosure relating to impact of offering methods risk and, if appropriate, energy sector risk.

Response: Registrant has considered its risk disclosures in light of this comment and has made revisions to ensure that the disclosures discuss the principal risk factors associated with investment in the Fund specifically as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s, as required by Form N-2.

27.	Comment: Under “Derivatives Risk, including the Risk of Swaps,” please disclose, if true, that the Fund may use credit default swaps.

Response: See response to comment 23, above.

28.	Comment: Please include the “Reliance on Investment Adviser” risk disclosure in the Risk Factors section of the prospectus.

Response: Registrant has added the requested disclosure.

Prospectus Summary - Distributions, pages 20-21

29.	Comment: Please disclose the circumstances under which the Fund would change the policy to pay monthly distributions.

Response: The language reserving the right to change at some point in the future Registrant’s common share distribution policy and/or the basis for establishing monthly distributions is included in the Prospectus as a warning to investors in common shares that there is no ongoing fundamental right of common

Keith Gregory

November 3, 2016

shareholders to expect common share distributions to be determined in a particular manner. Registrant cannot realistically identify and describe the circumstances under which it might at some point in the future change its current distribution policy because there is virtually no limitation on those circumstances, other than a requirement that the Fund Board determine that such future distribution policy change is in the best interests of the Fund and its common shareholders at that future time. Registrant is willing to add a statement to the registration statement that a change in distributions would be made only after such a finding. However, absent any policy or policies on a change in distribution, Registrant believes providing examples of when a change might be warranted would be purely speculative and potentially misleading. Registrant also believes its disclosure is consistent with other active closed-end funds recently declared effective. See, e.g., Eaton Vance High Income 2021 Target Term Fund (File Nos. 333-209436 and 811-23136); Invesco Dynamic Credit Opportunities Fund (File Nos. 333-206401 and 811-22043); Guggenheim Credit Allocation Fund (File Nos. 333-198646 and 811-22715); and BlackRock Science & Technology Trust (File Nos. 333-198193 and 811-22991). Consequently, Registrant believes the current disclosure in the registration statement with respect to possible future changes in the common share distribution policy is appropriate and meets the requirements of Form N-2.

Summary of Fund Expenses, pages 23-24

30.	Comment: The staff notes that Registrant recently filed a shareholder report on Form N-CSRS for the reporting period ended June 30, 2016. Please update the information in the registration statement to incorporate information from that report.

Response: Registrant has made the requested changes.

31.	Comment: Per Instruction 6 to Item 3, please revise the footnote to the “Other Expenses” line as follows: “Stated as a percentage of average net assets attributable to Common Shares for the fiscal year ended December 31, 2015.”

Response: Registrant has revised footnote (5) as follows: “Other Expenses” is based on estimated amounts for the current fiscal year.

32.	Comment: To avoid investor confusion, please clarify in the narrative preceding the expense example that the transaction fee for at-the-market transactions and underwriting syndicate transactions is referred to as a “sales charge” in the Shareholder Transaction Expense portion of the fee table.

Keith Gregory

November 3, 2016

Response: Registrant has made the requested change.

33.	Comment: Please explain, supplementally, why the total annual expenses in the Fund’s fee table differs from the ratio of expenses to average net assets disclosed in the Fund’s Financial Highlights.

Response: Registrant “restated” the Fund’s total annual expenses in the fee table using the six months ended June 30, 2016 ratios available in the Financial Highlights. The financials for the period ended December 31, 2015 were based off a truncated period that was not reflective of the operating levels of the Fund prospectively. The operating expenses of the Fund for the six months ended June 30, 2016 are in line with the anticipated ratios for the Fund’s fiscal year ended December 31, 2016.

Trading and Net Asset Value Information, page 26

34.	Comment: In your response letter, please explain the choice of June 30, 2016 as the date selected for the number of Common Shares outstanding and net assets applicable to Common Shares.

Response: Shares outstanding are provided as of the most recent practicable date in proximity to filing. This information will be updated in the next amendment.

35.	Comment: The staff notes that the net asset value per share, market price, and percentage of premium/(discount) to net asset value per Common Share are provided as of July 22, 2016. Please provide this information as of the most recent practicable date.

Response: The requested information will be provided in the next amendment.

Use of Proceeds, page 27

36.	Comment: Please disclose whether net proceeds of the offering of Common Shares may be used to reduce the Fund’s financial leverage. If a portion of proceeds will be used to reduce a material portion of the borrowings under the credit facility with Sumitomo Mitsui Banking Corporation, please state the interest rate and maturity of such indebtedness. See Instruction 2 to Item 7.1 of Form N-2.

Response: Registrant does not expect to use net proceeds of any offering of its Common Shares to reduce the Fund’s financial leverage and therefore submits that no additional disclosure is necessary.

Keith Gregory

November 3, 2016

The Fund’s Investments, pages 27-41

37.	Comment: In the third paragraph under “Other Policies,” please identify the Fund’s fundamental policies. See Item 8.2.c of Form N-2.

Response: The disclosure includes a cross-reference to the “Investment Restrictions” section in the SAI, which discusses each policy that is considered to be fundamental. Registrant believes this disclosure is sufficient and meets the requirements of Form N-2 and therefore respectfully declines to make the requested change.

Use of Leverage, pages 41-43

38.	Comment: Under “Effects of Leverage,” please provide the disclosure required by the instruction to Item 8.3.b.1 and Item 8.3.b.2 of Form N-2 with respect to certain interest rates and interest rate coverage information and dividend payments.

Response: The items of Form N-2 to which the staff is referring applies “if the prospectus offers common stock of the Registrant and the Registrant has outstanding or is offering a class of senior securities.” As is disclosed in the prospectus, to date, the Fund has not issued preferred shares. The requirements under these items, therefore, are not applicable.

Risk Factors, pages 44-58

39.	Comment: In describing the Fund’s risks, please consider recent staff observations regarding the need for funds to review and assess their risk disclosures on an ongoing basis in light of changing market conditions. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response: Registrant has updated relevant disclosure in light of current market and global events. Please see the Recent Market Circumstances (pages 18-19 and 55-56), Legislation and Regulatory Risk (pages 19-20 and 57), and Market Disruption and Geopolitical Risk (page 56) disclosures in the prospectus.

Plan of Distribution, pages 64-66

40.	Comment: If applicable, please state the number of Common Shares to be underwritten by Nuveen Securities, LLC. See Item 5.1.c of Form N-2.

Keith Gregory

November 3, 2016

Response: Under the terms of the distribution agreement between Registrant and Nuveen Securities, LLC, Nuveen Securities, LLC has agreed to use “reasonable efforts” to identify opportunities for the sale of the Fund’s shares but is not obligated to sell any specific number of such shares.

41.	Comment: If any underwriting agreement provides for indemnification by the Fund of the underwriter or its controlling persons against any liability arising under the Securities Act of 1933 (the “1933 Act”) or the 1940 Act, then please briefly describe such indemnification provisions. See Item 5.4 of Form N-2.

Response: The Distribution Agreement between Registrant and Nuveen Securities, LLC does not provide for any indemnification by Registrant.

Repurchase of Fund Shares; Conversion to Open-End Fund, page 70

42.	Comment: The prospectus states that the Fund’s Board of Directors will consider, on an annual basis, action that may be taken to reduce or eliminate any material discount from net asset value, including the conversion of the Fund to an open-end investment company. Accordingly, please disclose in the prospectus: (a) the requisite shareholder vote to effect a conversion; (b) the risks relating to conversion to an open-end fund, such as changes in the Fund’s portfolio management and the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; (c) whether the Fund may charge sales or redemption fees upon conversion; (d) whether redemptions will be made in cash or with portfolio securities; and (e) if the Fund, after conversion, intends to retain the ability to make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. See Guidelines to Form N-2, Guide 4.

Response: Registrant directs the staff’s attention to the following disclosure, which addresses the requirements of Guide 4:

If the Fund converted to an open-end investment company, the Common Shares would no longer be listed on the NYSE or elsewhere and it would likely have to significantly reduce any leverage it is then employing, which may require a repositioning of its investment portfolio, which may in turn generate substantial transaction costs, which would be borne by Common Shareholders, and may adversely affect Fund performance and Fund distributions. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by the 1940 Act or the rules thereunder) at their net asset value, less any

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November 3, 2016

redemption charge that is in effect at the time of redemption. The Fund currently expects that any such redemptions would be made in cash. The Fund may charge sales or redemption fees upon conversion to an open-end fund. In order to avoid maintaining large cash positions or liquidating favorable investments to meet redemptions, open-end investment companies typically engage in a continuous offering of their shares. Open-end investment companies are thus subject to periodic asset in-flows and out-flows that can complicate portfolio management. The Board of Trustees of the Fund may at any time propose conversion of the Fund to an open-end investment company depending upon its judgment as to the advisability of such action in light of circumstances then prevailing. See “Repurchase of Fund Shares; Conversion to Open-End Fund” in the SAI for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.

Prospectus Back Cover Page

43.	Comment: Please provide on the outside back cover page of the prospectus the information required by paragraph (e) of Rule 481 under the 1933 Act. See Item 2.3 of Form N-2.

Response: Rule 481(e) requires a registered investment company to provide, on the outside back cover of its prospectus, certain disclosure regarding dealer prospectus delivery obligations (the “Delivery Disclosure”). The rule also states that the Delivery Disclosure need not be included if dealers are not required to deliver a prospectus under Rule 174 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Under Rule 174(b), no prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of Section 13 or 15(d) of the 1934 Act. Because the Fund was subject to the reporting requirements of Sections 13 and 15(d) of the 1934 Act immediately prior to the filing of the registration statement, Registrant does not believe the Delivery Disclosure is required to be included in the Fund’s back cover.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies, pages 2-4

44.	Comment: Under “Other Policies,” please disclose, if accurate, that the Fund may use derivatives for speculation.

Keith Gregory

November 3, 2016

Response: Registrant believes that the following disclosure located under the section titled “Portfolio Composition - Derivatives” in the Prospectus adequately describes the Fund’s use of derivatives:

The Fund may utilize certain derivative instruments as a hedging technique to protect against potential adverse changes in the market value of portfolio securities. The Fund also may use derivatives to attempt to protect the NAV of the Fund, to facilitate the sale of certain portfolio securities, and to manage the Fund’s effective interest rate exposure as a temporary substitute for purchasing or selling particular securities. From time to time, the Fund also may utilize derivative instruments to create investment exposure to the extent such derivatives may facilitate implementation of its strategy more efficiently than through outright purchases or sales of portfolio securities.

Investment Restrictions, pages 5-7

45.	Comment: In policy (4), the Fund seeks to carve out lenders and other financial intermediaries from the term “issuer” for purposes of the Fund’s concentration policy. Assets allocated to any loan participation or bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as in the industry of the borrower. See Pilgrim Prime Rate Trust, SEC No-Action Letter (June 29, 1989). Please revise this policy accordingly.

Response: Investment restriction number (4) is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. We confirm, for purposes of this investment restriction number (4), that both the institution selling the loan and the ultimate borrower would be considered “issuers” for purposes of this concentration policy where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower.

46.	Comment: The fourth to last paragraph in this section should exclude the limitations on borrowings in subparagraph (2).

Response: Registrant has revised the fourth to last paragraph as follows:

“Except for the limitations on borrowings set forth in subparagraph (2), the restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.”

Keith Gregory

November 3, 2016

5% Shareholders

47.	Comment: Please furnish the information required by Item 19 of Form N-2 as of a date within 30 days of the filing of an amendment to the registration statement.

Response: The requested information will be provided in the Fund’s next pre-effective amendment.

Investment Adviser, Sub-Adviser and Portfolio Manager, pages 53-58

48.	Comment: Please provide the information regarding the portfolio manager’s beneficial ownership of Fund securities as of the most recent practicable date. See Instruction 1 to Item 21.3 of Form N-2.

Response: The requested information will be provided in the Fund’s next pre-effective amendment.

Proxy Voting Policies and Procedures, pages 58-59

49.	Comment: Please disclose Nuveen Asset Management’s policies and procedures with respect to voting proxies. In the alternative, the Registrant may attach a copy of such policies and procedures to the registration statement.

Response: A copy of the proxy voting guidelines will be attached as Appendix C to the SAI in the Fund’s next pre-effective amendment.

Portfolio Transactions and Brokerage, pages 59-60

50.	Comment: Please briefly describe how evaluations will be made of the overall reasonableness of brokerage commissions paid, as required by Item 22.3.

Response: Registrant includes the following disclosure, which it believes is appropriate and meets the requirements of Form N-2:

It is Nuveen Asset Management’s policy to seek the best execution under the circumstances of each trade. Nuveen Asset Management will evaluate price as the primary consideration, with the financial condition, reputation and responsiveness of the dealer considered secondary in determining best execution. Given the best execution obtainable, it will be Nuveen Asset Management’s practice to select dealers that, in addition, furnish research information (primarily credit analyses of issuers and general economic reports) and statistical and other services to Nuveen Asset Management. It is not possible to place a dollar value on information and statistical and other

Keith Gregory

November 3, 2016

services received from dealers. Since it is only supplementary to Nuveen Asset Management’s own research efforts, the receipt of research information is not expected to reduce significantly Nuveen Asset Management’s expenses. While Nuveen Asset Management will be primarily responsible for the placement of the business of the Fund, Nuveen Asset Management’s policies and practices in this regard must be consistent with the foregoing and will, at all times, be subject to review by the Board of Trustees of the Fund.

PART C

51.	Comment: The consent for KPMG LLP is filed herewith. Please be sure to file an auditor’s consent that is dated less than thirty days prior to the registration statement’s date of effectiveness. See Section 4810.3 of the Division of Corporation Finance’s Financial Reporting Manual.

Response: An updated consent will be filed with in the Fund’s next pre-effective amendment.

***

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Macpeak at 202.373.6149.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget
Kathleen Macpeak